Exhibit 12.1

EAST WEST BANCORP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Income (loss) before tax	$255,909	$104,722	$(97,168)	$262,259	$233,781
Fixed charges
Interest expense	84,380	107,652	131,634	124,578	92,303
Estimate of interest within rental expense	7,744	5,014	3,574	3,545	3,022
Preferred dividends	34,340	24,784	17,928	—	—
Fixed charges and preferred dividend, excluding interest on deposits	$126,464	$137,450	$153,136	$128,123	$95,325
Interest on deposits	116,737	129,477	178,060	241,035	200,265
Fixed charges and preferred dividend, including interest on deposits	$243,201	$266,927	$331,196	$369,158	$295,590

Total earnings, fixed charges and preferred dividends, excluding interest on deposits	382,373	242,172	55,968	390,382	329,106
Total earnings, fixed charges and preferred dividends, including interest on deposits	499,110	371,649	234,028	631,417	529,371
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	3.02	1.76	0.37	3.05	3.45
Including interest on deposits	2.05	1.39	0.71	1.71	1.79